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                                                 LOS ANGELES

                                                 FOUNDED 1866

                                  March 1, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Investment Management

     Re:  LifePath Retirement Portfolio, LifePath 2020 Portfolio,
          LifePath 2030 Portfolio, LifePath 2040 Portfolio and LifePath 2050 Portfolio (the "LifePath Portfolios"); and BlackRock Cash Funds:
          Institutional, BlackRock Cash Funds: Prime, BlackRock Cash Funds:
          Treasury, BlackRock Cash Funds: Government, BlackRock S&P 500 Stock Index Fund and BlackRock Bond Index Fund of BlackRock Funds III (the "Trust) (File Nos. 033-54126; 811-07332)

Ladies and Gentlemen:

     On behalf of the Trust, with respect to its series LifePath Retirement Portfolio, LifePath 2020 Portfolio, LifePath 2030 Portfolio, LifePath 2040 Portfolio, LifePath 2050 Portfolio, BlackRock Cash Funds: Institutional, BlackRock Cash Funds: Prime, BlackRock Cash Funds: Treasury, BlackRock Cash
Funds: Government, BlackRock S&P 500 Stock Index Fund and BlackRock Bond Index Fund (collectively, the "Funds"), we hereby transmit for filing under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 83 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement").

     The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Funds' prospectuses into compliance with the requirements of amended Form N-1A, as well as to register a new share class, Class C, for each of the LifePath Portfolios. In addition, the prospectuses and statement of additional information of the LifePath Portfolios have been revised as needed to reflect the redesignation of certain share classes as follows: Class R-1 will be redesignated Class R; currently outstanding Class R will be redesignated Class A; and Class S will be redesignated Class K. The purpose of these redesignations is to align the sales loads, 12b-1 fees, rights and privileges of the share classes with the share classes of the other funds in the BlackRock fund complex. The information provided about the share classes, including the

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U.S. Securities and Exchange Commission
March 1, 2010
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new Class C, is substantially identical to the information about these share classes that the Staff has recently reviewed in connection with the filing of post-effective amendments to the registration statements of BlackRock Global SmallCap Fund, Inc (File Nos. 033-53399; 811-07171) and BlackRock Large Cap Series Funds, Inc. (File Nos. 333-89389; 811-09637).

     On or around April 30, 2010, the Trust will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Funds' financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

     Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at (212) 839-5583.

                                         Very truly yours,


                                         /s/ Ellen W. Harris
                                         ---------------------------------------
                                         Ellen W. Harris

Enclosures

cc:  John A. MacKinnon
     Edward Baer
     Robert Zivnuska
     Mr. John Ganley (Division of Investment Management)